Insider transaction detail - View details for issuer

Transactions sorted by	: Insider
Issuer name	: TransGlobe Energy Corporation ( Starts with )
Filing date range	: November 21, 2008 - November 21, 2008
Issuer derivatives	: Options

Issuer name:	TransGlobe Energy Corporation

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Chase, Geoffrey Charles

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares)

O	1209452	2008-05-13	2008-05-22	Direct Ownership :	56 - Grant of rights	+18,000	4.9300			4.9300	2013-05-13	Common Shares	+18,000

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A	1209452	2008-05-13	2008-11-21	Direct Ownership :	50 - Grant of options	+18,000	4.9300	148,500		4.9300	2013-05-13	Common Shares	+18,000	148,500

O	1320770	2008-11-13	2008-11-21	Direct Ownership :	56 - Grant of rights	+59,400	2.7800				2013-11-13	Common Shares	+59,400

A	1320770	2008-11-13	2008-11-21	Direct Ownership :	50 - Grant of options	+59,400	2.7800	177,900			2013-11-13	Common Shares	+59,400	177,900

Insider name: Clarkson, Ross Gordon
Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer
Security designation: Options (Common Shares)
O	1320777	2008-11-13	2008-11-21	Direct Ownership :	56 - Grant of rights	+228,800	2.7800				2013-11-13	Common Shares	+228,800

A	1320777	2008-11-13	2008-11-21	Direct Ownership :	50 - Grant of options	+228,800	2.7800	686,800			2013-11-13	Common Shares	+228,800	686,800

Insider name: Dyment, Fred J.
Insider's Relationship to Issuer: 4 - Director of Issuer
Security designation: Options (Common Shares)
O	1320781	2008-11-13	2008-11-21	Direct Ownership :	56 - Grant of rights	+66,000	2.7800				2013-11-13	Common Shares	+66,000

A	1320781	2008-11-13	2008-11-21	Direct Ownership :	50 - Grant of options	+66,000	2.7800	198,100			2013-11-13	Common Shares	+66,000	198,100

Insider name: Ferguson, David Charles
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)
O	1320787	2008-11-13	2008-11-21	Direct Ownership :	56 - Grant of rights	+159,900	2.7800				2013-11-13	Common Shares	+159,900

A	1320787	2008-11-13	2008-11-21	Direct Ownership :	50 - Grant of options	+159,900	2.7800	479,700			2013-11-13	Common Shares	+159,900	479,700

Insider name: HALPIN, Robert Arthur
Insider's Relationship to Issuer: 4 - Director of Issuer
Security designation: Options (Common Shares)
O	1320795	2008-11-13	2008-11-21	Direct Ownership :	56 - Grant of rights	+87,000	2.7800				2013-11-13	Common Shares	+87,000

A	1320795	2008-11-13	2008-11-21	Direct Ownership :	50 - Grant of options	+87,000	2.7800	260,900			2013-11-13	Common Shares	+87,000	260,900

Insider name: Herrick, Lloyd William
Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer
Security designation: Options (Common Shares)
O	1320799	2008-11-13	2008-11-21	Direct Ownership :	56 - Grant of rights	+195,000	2.7800				2013-11-13	Common Shares	+195,000

A	1320799	2008-11-13	2008-11-21	Direct Ownership :	50 - Grant of options	+195,000	2.7800	585,000			2013-11-13	Common Shares	+195,000	585,000

Insider name: NOYES, Erwin Lewis
Insider's Relationship to Issuer: 4 - Director of Issuer

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Security designation: Options (Common Shares)

O	1320800	2008-11-13	2008-11-21	Direct Ownership :	56 - Grant of rights	+74,400	2.7800				2013-11-13	Common Shares	+74,400

A	1320800	2008-11-13	2008-11-21	Direct Ownership :	50 - Grant of options	+74,400	2.7800	222,900			2013-11-13	Common Shares	+74,400	222,900